

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Dario Calogero
Chief Executive Officer
Kaleyra, Inc.
Via Marco D'Aviano, 2
Milano MI, Italy 20131

Re: Kaleyra. Inc.
Form 8-K
Exhibit Nos. 2.5 Share Purchase and Shareholders Agreement, dated October 15, 2016, as amended, by and among Ubiquity SRL, Solutions Infini Technologies (India) Private Limited and the Sellers
10.25 Premium SMS Agreement, dated as of September 15, 2010, by and between Ubiquity S.r.l. (the predecessor to Kaleyra) and Telecom Italia S.p.A.
10.26 Amendment to Premium SMS Agreement, dated as of December 1, 2011, by and between by and between Ubiquity S.r.l. and Telecom Italia S.p.A.
10.27 Amendment to Premium SMS Agreement, dated as of August 1, 2012, by and between by and between Ubiquity S.r.l. and Telecom Italia S.p.A.
10.28 Amendment to Premium SMS Agreement, dated as of December 10, 2014, by and between by and between Ubiquity S.r.l. and Telecom Italia S.p.A.
10.29 Amendment to Premium SMS Agreement, dated as of May 20, 2016, by and between by and between Ubiquity S.r.l. and Telecom Italia S.p.A.
10.30 Amendment to Premium SMS Agreement, dated as of May 22, 2018, by and between by and between Kaleyra and Telecom Italia S.p.A.
10.33 Loan Agreement, dated as of July 27, 2017, by and between Ubiquity S.r.l. and UniCredit S.p.A.
Filed December 2, 2019
Amendment No. 1 to Form 8-K
Exhibit No. 10.34 Loan Contract, dated as of September 28, 2016, by and between Ubiquity S.r.l. and Simest S.p.A.
Filed December 5, 2019
File No. 001-38320

Dear Mr. Calogero:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance